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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                          (Amendment No. _____3_____)*

                           Restoration Hardware, Inc.
-----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    760981100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Glenn J. Krevlin
                             Glenhill Advisors, LLC
                               598 Madison Avenue
                                   12th Floor
                            New York, New York 10022
                               Tel. (646) 432-0600

                                 With a copy to:
                              Stephen P. Wink, Esq.
                                 Cahill/Wink LLP
                           1001 Avenue of the Americas
                                   11th Floor
                               New York, NY 10018
                                 (212) 878-8895
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:
         I.R.S. Identification Nos. of above persons (entities only).

                Glenn J. Krevlin

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        3,908,756
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power      0
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   3,908,756

                                            ------------------------------------
                                     10     Shared Dispositive Power 0

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,908,756

--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        10.4%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

         IN, HC

--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:
         I.R.S. Identification Nos. of above persons (entities only).

                Glenhill Advisors, LLC
                13-4153005

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        3,908,756
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power      0
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   3,908,756

                                            ------------------------------------
                                     10     Shared Dispositive Power 0

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,908,756
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        10.4%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            HC
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:
         I.R.S. Identification Nos. of above persons (entities only).

                Glenhill Capital LP
                13-4149785

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        2,065,463
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power      0
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   2,065,463

                                            ------------------------------------
                                     10     Shared Dispositive Power 0

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,065,463
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        5.5%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:
         I.R.S. Identification Nos. of above persons (entities only).

                Glenhill Capital Overseas Master Fund, LP
                98-0426132

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Cayman Islands
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        884,355
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power      0
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   884,355

                                            ------------------------------------
                                     10     Shared Dispositive Power 0

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         884,355
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        2.3%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:
         I.R.S. Identification Nos. of above persons (entities only).

                Glenhill Concentrated Long Master Fund, LLC
                20-1998485

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        898,100
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power      0
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   898,100

                                            ------------------------------------
                                     10     Shared Dispositive Power 0

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         898,100
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        2.4%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            OO
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration


        Of the 3,908,756 shares of Common Stock to which this Statement relates, the filers acquired the shares as follows:

(a) Glenhill Capital LP held 763,813 shares of Common Stock as of the date of the last Schedule 13D filing for which the source and amount of funds or other consideration were reflected in previous Schedule 13D filings. On July 30, 2005, Glenhill Capital LP acquired an additional 609,382 shares of Common Stock upon conversion of Series A Preferred Stock, and it acquired 692,268 more shares of Common Stock on the open market between November 30, 2005 and April 4, 2006 for a total consideration of $4,400,228.85.

(b) Glenhill Capital Overseas Master Fund, LP held 304,187 shares of Common Stock as of the date of the last Schedule 13D filing for which the source and amount of funds or other consideration were reflected in previous Schedule 13D filings. On July 30, 2005, Glenhill Capital Overseas Master Fund, LP acquired an additional 76,424 shares of Common Stock upon conversion of Series A Preferred Stock, and it acquired 503,744 more shares of Common Stock on the open market between October 12, 2005 and April 4, 2006 for a total consideration of $3,035,622.94.

(c) Glenhill Concentrated Long Master Fund LLC held 600,000 shares of Common Stock as of the date of the last Schedule 13D filing for which the source and amount of funds or other consideration were reflected in previous Schedule 13D filings. It acquired 298,100 more shares of Common Stock on the open market between April 5, 2006 and April 7, 2006 for a total consideration of $1,750,452.50.

(d) On July 30, 2005, Glenn J. Krevlin acquired 60,838 shares of Common Stock upon conversion of Series A Preferred Stock.

Item 4.  Purpose of Transaction

         Subject to applicable legal requirements and the factors referred to below, the Filers may purchase additional shares of Common Stock from time to time in the open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of their shares of Common Stock. In determining whether to purchase additional shares or to dispose of their shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

         Except as otherwise described herein, the Filers have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on April 7, 2006, Glenn J. Krevlin and Glenhill Advisors, LLC were the Beneficial owners of 3,908,756 shares of Common Stock, which constitute in the aggregate 10.4% of the outstanding shares of Common Stock of the Issuer based on 37,727,029 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending October 29, 2005 filed by the Issuer.

(b) Each Filer has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

(c) Transactions in the Common Stock by the Filers effected in the last 60 Days are described in Schedule 1 hereto, which Schedule is hereby incorporated by reference.

(d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 12, 2006


                                      /s/ GLENN J. KREVLIN
                                      ------------------------------------------
                                      Name:   Glenn J. Krevlin



                                       GLENHILL ADVISORS, LLC

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                      Name:   Glenn J. Krevlin
                                       Title: Managing Member



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001)

                    SCHEDULE I TO SCHEDULE 13D FILED 04/12/06



                                             TRADE      SETTLE
FUND                                          DATE       DATE     ACTIVITY  QUANTITY     SYMBOL    CUSIP
------------------------------------------------------------------------------------------------------------
Glenhill Capital, LP                        4/4/2006   4/7/2006     BUY       17,503      rsto    760981100
Glenhill Capital, LP                        4/4/2006   4/7/2006     BUY       10,237      rsto    760981100
Glenhill Capital Overseas Master Fund, LP   4/4/2006   4/7/2006     BUY        7,497      rsto    760981100
Glenhill Capital Overseas Master Fund, LP   4/4/2006   4/7/2006     BUY        4,385      rsto    760981100
Glenhill Concentrated Long Master Fund LLC  4/5/2006  4/10/2006     BUY        7,400      rsto    760981100
Glenhill Concentrated Long Master Fund LLC  4/6/2006  4/11/2006     BUY       57,400      rsto    760981100
Glenhill Concentrated Long Master Fund LLC  4/6/2006  4/11/2006     BUY       81,100      rsto    760981100
Glenhill Concentrated Long Master Fund LLC  4/7/2006  4/12/2006     BUY       15,000      rsto    760981100
Glenhill Concentrated Long Master Fund LLC  4/7/2006  4/12/2006     BUY      137,200      rsto    760981100


FUND                                           SECURITY                 PRICE    PRINCIPAL
--------------------------------------------------------------------------------------------
Glenhill Capital, LP                          Restoration Hardware Inc  5.5900   97,841.77
Glenhill Capital, LP                          Restoration Hardware Inc  5.5995   57,322.08
Glenhill Capital Overseas Master Fund, LP     Restoration Hardware Inc  5.5900   41,908.23
Glenhill Capital Overseas Master Fund, LP     Restoration Hardware Inc  5.5995   24,553.81
Glenhill Concentrated Long Master Fund LLC    Restoration Hardware Inc  5.6050   41,477.00
Glenhill Concentrated Long Master Fund LLC    Restoration Hardware Inc  5.7332  329,085.68
Glenhill Concentrated Long Master Fund LLC    Restoration Hardware Inc  5.7650  467,541.50
Glenhill Concentrated Long Master Fund LLC    Restoration Hardware Inc  5.9542   89,313.00
Glenhill Concentrated Long Master Fund LLC    Restoration Hardware Inc  5.9988  823,035.36